Exhibit 99.3

Terms of Agreement

Parties to Agreement:

Ki Yong Choi, UAD 7/21/01 FBO Choi Family Living Trust who comprise each of the persons identified in the Schedule 13D/A filed on May 23, 2011(collectively, the “Choi Group”); and

David I. Portnoy and each of the other persons identified on the Schedule 13D/A filed on July 28, 2011 (collectively, the “Portnoy Group”).

Agreement to Vote at Annual Meeting:	At the 2011 Annual Stockholder Meeting (the “Annual Meeting”) of Cryo-Cell International, Inc. (the “Company”), each member of the Choi Group and Portnoy Group agrees to vote his, her or its shares of common stock of the Company to elect (i) David I. Portnoy, Mark L. Portnoy, Jonathan H. Wheeler, M.D., George Gaines and Harold D. Berger (collectively, the “Portnoy Nominees”) and (ii) one nominee from the management slate, to be mutually agreed upon by Messrs. Choi and Portnoy (the “Management Nominee”), to the Company’s Board of Directors (the “Board”).

Size of Board:	The size of the Board following the Annual Meeting shall immediately be increased to seven members, and in the event the Management Nominee resigns or is removed from the Board, then the size of the Board shall be reduced to six members and may not be changed without the unanimous approval of the Portnoy Nominees and Choi Nominees who are then members of the Board.

Appointment of Choi Nominees:	Immediately following the Annual Meeting, two of the Portnoy Nominees will resign from the Board and each of the remaining three Portnoy Nominees will (i) vote to increase the size of the Board to seven if the Management Nominee remains on the Board, and (ii) immediately thereafter appoint Ki Yong Choi, Michael Cho and Sung Won Sohn (the “Choi Nominees”) to the Board. The resigning Portnoy nominees, whom will be identified at the time of the agreement, will agree to execute conditional resignations concurrently with the signing of the agreement. Each of the Choi nominees shall execute consents to be named as directors concurrently with the signing of the agreement and agree to serve on the Board if appointed.

Creation of Executive Committee:	In the event that the Management Nominee has not resigned and until such person has otherwise been removed from the Board or vacates his directorship for any reason, then immediately following the Annual Meeting the Portnoy Nominees and the Choi Nominees shall vote to approve the formation of an Executive Committee of the Board, comprised solely of the Portnoy Nominees and the Choi Nominees and which Executive Committee shall have the right to take all action as may be permitted under Delaware law.

Vacancies:	If any of Portnoy Nominees or Choi Nominees vacates his directorship for any reason, then either Mr. Portnoy or Mr. Choi, as applicable, will have the right to designate a successor nominee to fill such vacancy, which successor shall then be appointed to the board by the remaining Portnoy Nominees and Choi Nominees who are then members of the Board.

Board Committees:	All committees of the Board will have an equal number of Portnoy Nominees and Choi Nominees. Dr. Sohn will serve as Chairman of the Board.

Bylaws Amendment:	As soon as practicable following the Annual Meeting, the Portnoy Nominees and Choi Nominees who are then members of the Board shall vote as directors to amend the bylaws of the Company to allow a stockholder holding fifteen percent (15%) or more of the outstanding capital stock of the Company to call a special election of stockholders for the election of directors and to allow removal of any or all directors without cause.

Term:	The Agreement will terminate and be of no force or effect from and after the Company’s 2012 Annual Meeting of Stockholders and will be null and void in the event the 2011 Annual Meeting of Stockholders has not concluded on or after September 25, 2011.